UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

THE ORCHARD ENTERPRISES, INC.
(Name of the Issuer)

The Orchard Enterprises, Inc. Dimensional Associates, LLC Orchard Merger Sub, Inc. JDS Capital, L.P. JDS Capital Management, LLC Joseph D. Samberg Daniel C. Stein
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

25388X 20 5
(CUSIP Number of Class of Securities)

Alexis Shapiro, Esq. Senior Vice President, General Counsel and Secretary The Orchard Enterprises, Inc. 23 East 4th Street, Third Floor New York, NY 10003 Tel: 212.201.9280 Fax: 212.201.9203	Joseph D. Samberg Director Dimensional Associates, LLC 1091 Boston Post Road Rye, NY 10580 Tel: 914.921.3030 Fax: 914.921.4305
(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

John P. Schmitt, Esq. Edward H. Smoot, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, NY 10036 Tel: 212.336.2000 Fax: 212.336.2222	Sey-Hyo Lee, Esq. Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 Tel: 212.408.5100 Fax: 212.541.5369	Thomas L. Hanley, Esq. Sonnenschein Nath & Rosenthal LLP 1301 K Street, N.W. Suite 600, East Tower Washington, DC 20005-3364 Tel: 202.408.6400 Fax: 202.408.6399

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if this is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$7,474,070	$532.90

(1)
Calculated solely for purposes of determining the filing fee, the transaction value was determined based on the product of 3,645,888 shares of common stock that may be exchanged for cash in the transaction multiplied by the $2.05 per share cash merger consideration (the “Total Consideration”).

Each outstanding and unexercised stock option and stock appreciation right has an exercise price per share greater than $2.05 and, consequently, holders thereof will not receive any cash merger consideration at the effective time of the merger. Nonetheless, pre-merger option and stock appreciation rights holders will receive a contingent right to their portion, if any, of any additional consideration in the event of a resale transaction, as described more fully herein. Because the amount of such additional consideration, if any, is not determinable at this time, it has not been included in the calculation of the maximum aggregate value of the transaction.

The number of shares of common stock includes 5,963 shares of common stock that are issuable upon conversion of 1,789 shares of the Company’s Series A convertible preferred stock held by non-affiliates of Dimensional Associates, LLC.

(2)	In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.00007130 by the Total Consideration.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $532.90
Form or Registration No.:  Schedule 14A – Preliminary Proxy Statement
Filing Party:  The Orchard Enterprises, Inc.
Date Filed: April 27, 2010

INTRODUCTION

This Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (“SEC”) by (a) The Orchard Enterprises, Inc., a Delaware corporation (the “Company”), the issuer of the common stock that is subject to the Rule 13e-3 transaction, (b) Dimensional Associates, LLC, a New York limited liability company (“Dimensional Associates”), (c) Orchard Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Dimensional Associates (“Merger Sub”), (d) JDS Capital, L.P., a Delaware limited partnership (“JDS Capital”), (e) JDS Capital Management, LLC, a Delaware limited liability company (“JDS Capital Management”), (f) Joseph D. Samberg, an individual, and a director and member of Dimensional Associates and managing member of JDS Capital Management, and (g) Daniel C. Stein, an individual, and an executive and director of Dimensional Associates and a member of the Company’s Board of Directors (collectively, the “Filing Persons”).  Each of JDS Capital, JDS Capital Management, Mr. Samberg and Mr. Stein are referred to herein as the “Dimensional Affiliates”.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of March 15, 2010, as amended (the “Merger Agreement”), by and among the Company, Merger Sub and Dimensional Associates. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”).  If the Merger is completed, the Company’s common stockholders, other than Dimensional Associates and its affiliates, will have the right to receive, for each share of the Company’s common stock they hold at the time of the Merger, $2.05 in cash and a contingent right to receive additional consideration, under certain circumstances if Dimensional Associates or the Company or any of their affiliates enters into a commitment to sell at least 80% of the Company’s voting securities or assets within six months of the consummation of the Merger.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the annual meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to approve the Merger and approve and adopt the Merger Agreement and the transactions contemplated thereby.   The approval of the Merger will require the affirmative vote of: (i) the holders of a majority of all of the Company’s outstanding shares of voting stock as of the record date for the annual meeting, and (ii) the holders of a majority of all of the Company’s outstanding shares of voting stock as of the record date for the annual meeting, other than shares of voting stock held by Dimensional Associates and its affiliates.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING OF STOCKHOLDERS”

Item 2. Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows: The Orchard Enterprises, Inc., 23 East 4th Street, 3rd Floor, New York, New York 10003, (212) 201-9280.

(b) Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING OF STOCKHOLDERS — Who is entitled to attend and vote at the annual meeting?”

•	“THE ANNUAL MEETING — Record Date; Shares Entitled to Vote; Quorum”

•	“STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(c) Trading Market and Price.   The Company’s common stock is currently listed and traded on the Nasdaq Global Market.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET — Market Price of Our Common Stock”

•	“IMPORTANT INFORMATION REGARDING THE ORCHARD — Market Price of our Common Stock and Dividend Information”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“IMPORTANT INFORMATION REGARDING THE ORCHARD — Market Price of our Common Stock and Dividend Information”

(e) Prior Public Offerings.  None.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“IMPORTANT INFORMATION REGARDING THE ORCHARD — Transactions in Common Stock”

•	“ELECTION OF DIRECTORS — Director Compensation”

Item 3. Identity and Background of Filing Persons

 (a) – (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET — The Parties to the Merger”

•	“IMPORTANT INFORMATION REGARDING THE ORCHARD — Description of Business”

•	“IMPORTANT INFORMATION REGARDING MERGER SUB”

•	“IMPORTANT INFORMATION REGARDING DIMENSIONAL ASSOCIATES AND CERTAIN OF ITS AFFILIATES”

•	“ELECTION OF DIRECTORS — Nominees”

Item 4. Terms of the Transaction

(a) Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS”

•	“THE ANNUAL MEETING — Vote Required”

•	“APPROVAL AND ADOPTION OF THE MERGER AGREEMENT — Vote Required”

•	“THE MERGER AGREEMENT”

•	“APPENDIX A — AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX A-1 — AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX A-2 — AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET — The Parties to the Merger”

•	“SUMMARY TERM SHEET — The Merger and Its Effects”

•	“SUMMARY TERM SHEET — Merger Consideration”

•	“SUMMARY TERM SHEET — Treatment of Options, Restricted Stock, Stock Appreciation Rights and Warrants”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“IMPORTANT INFORMATION ABOUT THE ORCHARD”

•	“HISTORICAL RELATIONSHIP BETWEEN DIMENSIONAL ASSOCIATES AND THE ORCHARD”

•	“APPENDIX A — AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX A-1 — AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX A-2 — AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET — Rights of Appraisal”

•	“SPECIAL FACTORS — Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors — Availability of Appraisal Rights”

•	“THE ANNUAL MEETING — Rights of Stockholders Who Object to the Merger”

•	“THE MERGER AGREEMENT — Appraisal Rights”

•	“APPRAISAL RIGHTS”

•	“APPENDIX D — SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SPECIAL FACTORS — Provisions for Non-Continuing Stockholders”

(f) Eligibility for Listing or Trading.  Not applicable.

 Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“HISTORICAL RELATIONSHIP BETWEEN DIMENSIONAL ASSOCIATES AND THE ORCHARD”

•	“CERTAIN TRANSACTIONS”

•	“TRANSACTIONS WITH RELATED PERSONS”

(b) – (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET — The Parties to the Merger”

•	“SUMMARY TERM SHEET — The Merger and Its Effects”

•	“SUMMARY TERM SHEET — Merger Consideration”

•	“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“HISTORICAL RELATIONSHIP BETWEEN DIMENSIONAL ASSOCIATES AND THE ORCHARD”

•	“TRANSACTIONS WITH RELATED PERSONS”

•	“APPENDIX A — AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX A-1 — AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX A-2 — AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“HISTORICAL RELATIONSHIP BETWEEN DIMENSIONAL ASSOCIATES AND THE ORCHARD”

•	“TRANSACTIONS WITH RELATED PERSONS”

•	“WHERE YOU CAN FIND MORE INFORMATION”

•	“APPENDIX A — AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX A-1 — AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX A-2 — AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER”

Item 6. Purposes of the Transaction and Plans or Proposals

(b) – (c) Use of Securities Acquired; Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Purpose and Reasons for the Merger for Dimensional Associates, Merger Sub and Certain of their Affiliates”

•	“SPECIAL FACTORS — Plans for The Orchard after the Merger”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“APPROVAL AND ADOPTION OF THE MERGER AGREEMENT”

•	“THE MERGER AGREEMENT”

•	“APPENDIX A — AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX A-1 — AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX A-2 — AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER”

Item 7. Purposes, Alternatives, Reasons and Effects

(a) – (c) Purposes; Alternatives; Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Purpose and Reasons for the Merger for Dimensional Associates, Merger Sub and Certain of their Affiliates”

•	“SPECIAL FACTORS — Position of Dimensional Associates and Merger Sub as to the Fairness of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Plans for The Orchard after the Merger”

•	“SPECIAL FACTORS — Certain Financial Projections”

•	“SPECIAL FACTORS — Material United States Federal Income Tax Consequences of the Merger to our Stockholders”

•	“THE MERGER AGREEMENT”

•	“APPENDIX A — AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX A-1 — AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX A-2 — AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER”

Item 8. Fairness of the Transaction

(a) – (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Opinion of the Special Committee's Financial Advisor”

•	“SPECIAL FACTORS — Position of Dimensional Associates and Merger Sub as to the Fairness of the Merger”

•	“APPROVAL AND ADOPTION OF THE MERGER AGREEMENT — Recommendation of the Board”

•	“APPENDIX C — OPINION OF FESNAK AND ASSOCIATES”

(c) Approval of Security Holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET — Required Vote for Merger Proposal”

•	“SUMMARY TERM SHEET — Conditions to the Completion of the Merger”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Position of Dimensional Associates and Merger Sub as to the Fairness of the Merger”

•	“THE ANNUAL MEETING — Record Date; Shares Entitled to Vote; Quorum”

•	“THE ANNUAL MEETING — Vote Required”

•	“APPROVAL AND ADOPTION OF THE MERGER AGREEMENT — Vote Required”

•	“THE MERGER AGREEMENT — Conditions to Completion of the Merger”

•	“APPENDIX A — AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX A-1 — AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX A-2 — AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER”

(d) – (e) Unaffiliated Representative; Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

•	“SUMMARY TERM SHEET— Recommendation of the Special Committee and the Board of Directors”

•	“SUMMARY TERM SHEET — Opinion of Fesnak and Associates, LLP”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Opinion of the Special Committee's Financial Advisor”

•	“SPECIAL FACTORS — Purpose and Reasons for the Merger for Dimensional Associates, Merger Sub and Certain of their Affiliates”

•	“SPECIAL FACTORS — Position of Dimensional Associates and Merger Sub as to the Fairness of the Merger”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“THE ANNUAL MEETING — Purpose of the Annual Meeting”

•	“APPROVAL AND ADOPTION OF THE MERGER AGREEMENT”

•	“APPENDIX C — OPINION OF FESNAK AND ASSOCIATES”

(f) Other Offers.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) – (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET — Opinion of Fesnak and Associates, LLP”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Opinion of the Special Committee's Financial Advisor”

•	“SPECIAL FACTORS — Position of Dimensional Associates and Merger Sub as to the Fairness of the Merger”

•	“APPENDIX C — OPINION OF FESNAK AND ASSOCIATES”

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Company’s common stock, and copies may be obtained by requesting them in writing or by telephone from the Company at the address provided under the caption “WHERE YOU CAN FIND MORE INFORMATION” in the Proxy Statement, which is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

(a) – (b) Sources of Funds; Conditions.   The merger consideration to be paid by Dimensional Associates will be all cash, and Dimensional Associates will not require financing to complete the transaction.  There are no material conditions to the financing discussed in response to paragraph (a) of this section, nor are there any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET — Merger Consideration”

•	“SUMMARY TERM SHEET — Treatment of Options, Restricted Stock, Stock Appreciation Rights and Warrants”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS — Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Financing of the Merger”

•	“THE MERGER AGREEMENT”

•	“APPENDIX A — AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX A-1 — AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX A-2 — AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER”

 (c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET — Expense Reimbursement”

•	“SPECIAL FACTORS — Financing of the Merger”

•	“SPECIAL FACTORS — Fees and Expenses of the Merger”

•	“THE MERGER AGREEMENT”

•	“APPENDIX A — AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX A-1 — AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX A-2 — AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER”

(d) Borrowed Funds.  Not applicable.

 Item 11. Interest in Securities of the Subject Company

(a) – (b) Securities Ownership; Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

•	“SUMMARY TERM SHEET — Share Ownership of Directors and Executive Officers”

•	“IMPORTANT INFORMATION REGARDING THE ORCHARD — Transactions in Common Stock”

•	“IMPORTANT INFORMATION REGARDING MERGER SUB”

•	“IMPORTANT INFORMATION REGARDING DIMENSIONAL ASSOCIATES AND CERTAIN OF ITS AFFILIATES”

•	“STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

Item 12. The Solicitation or Recommendation

(d) – (e) Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

•	“SUMMARY TERM SHEET— Recommendation of the Special Committee and the Board of Directors”

•	“SUMMARY TERM SHEET — Opinion of Fesnak and Associates, LLP”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Opinion of the Special Committee's Financial Advisor”

•	“SPECIAL FACTORS — Purpose and Reasons for the Merger for Dimensional Associates, Merger Sub and Certain of their Affiliates”

•	“SPECIAL FACTORS — Position of Dimensional Associates and Merger Sub as to the Fairness of the Merger”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“THE ANNUAL MEETING — Purpose of the Annual Meeting”

•	“THE ANNUAL MEETING — Vote Required”

•	“APPROVAL AND ADOPTION OF THE MERGER AGREEMENT”

•	“APPENDIX C — OPINION OF FESNAK AND ASSOCIATES”

Item 13. Financial Statements

(a) – (b) Financial Information; Pro Forma Information.  The audited consolidated financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“IMPORTANT INFORMATION REGARDING THE ORCHARD — Summarized Financial Information”

•	“IMPORTANT INFORMATION REGARDING THE ORCHARD — Book Value Per Share”

•	“WHERE YOU CAN FIND MORE INFORMATION”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) – (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS — Fees and Expenses of the Merger”

•	“THE ANNUAL MEETING — Solicitation of Proxies”

Item 15. Additional Information

(b) Other Material Information. The information set forth in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference.

Item 16. Exhibits

Exhibit Number	Description
(a)(i)	Letter to Stockholders of The Orchard Enterprises, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on April 27, 2010).

(a)(ii)	Notice of Annual Meeting of Stockholders of The Orchard Enterprises, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on April 27, 2010).

(a)(iii)	Preliminary Proxy Statement of The Orchard Enterprises, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on April 27, 2010).

(a)(iv)	Form of Preliminary Proxy Card (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on April 27, 2010).

(c)(i)	Opinion of Fesnak and Associates, LLP, dated March 15, 2010 (incorporated herein by reference to Appendix C to the Schedule 14A filed with the SEC by the Company on April 27, 2010 ).

(c)(ii)	The Orchard Enterprises, Inc. Fairness Opinion Addendum, dated March 15, 2010.

(d)(i)
Agreement and Plan of Merger, dated as of March 15, 2010, as amended March 16, 2010 and April 14, 2010, among The Orchard Enterprises, Inc., Dimensional Associates, LLC and Orchard Merger Sub, Inc. (incorporated herein by reference to Appendices A, A-1 and A-2 to the Schedule 14A filed with the SEC by the Company on April 27, 2010 ).

(f)(i)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Appendix D to the Schedule 14A filed with the SEC by the Company on April 27, 2010).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2010

THE ORCHARD ENTERPRISES, INC.

By:	/s/ Nathan Fong
	Name:	Nathan Fong
	Title:	Executive Vice President and Chief Financial Officer

Dated: April 27, 2010

DIMENSIONAL ASSOCIATES, LLC

By:	JDS Capital, L.P., its Manager

By:	JDS Capital Management, LLC, its General Partner

By:	/s/ Joseph D. Samberg
	Name:	Joseph D. Samberg
	Title:	Managing Member

Dated: April 27, 2010

ORCHARD MERGER SUB, INC.

By:	/s/ Daniel C. Stein
	Name:	Daniel C. Stein
	Title:	President

Dated: April 27, 2010

JDS CAPITAL, L.P.

By:	JDS Capital Management, LLC, its General Partner

By:	/s/ Joseph D. Samberg
	Name:	Joseph D. Samberg
	Title:	Managing Member

Dated: April 27, 2010

JDS CAPITAL MANAGEMENT, LLC

By:	/s/ Joseph D. Samberg
	Name:	Joseph D. Samberg
	Title:	Managing Member

Dated: April 27, 2010

JOSEPH D. SAMBERG

By:	/s/ Joseph D. Samberg

Dated: April 27, 2010

DANIEL C. STEIN

By:	/s/ Daniel C. Stein